I

HB 5/14/03

RQ 5/15/03

03015758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEEKINGCAPITAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1264 OZETA TERRACE, SUITE 102
(No. and Street)

WEST HOLLYWOOD (City) CA (State) 90069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELIZABETH A. PAGLIARINI 310-954-8320
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
EXEMPT
(Name — if individual, state last, first, middle name)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 08 2003
DIVISION OF MARKET REGULATION

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELIZABETH A. PAGLIARINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEEKINGCAPITAL SECURITIES CORP., as of DECEMBER 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Elizabeth A. Pagliarini
Signature

EXECUTIVE VICE PRESIDENT
Title

Deborah R. Boghossian
Notary Public
5/7/03

DEBORAH R BOGHOSSIAN
Commission # 1226498
Notary Public - California
Los Angeles County
My Comm. Expires Jul 16, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SEEKINGCAPITAL SECURITIES CORP.
SEC FILE NUMBER 8-53043

ANNUAL REPORT

JANUARY 1, 2002 – DECEMBER 31, 2002

1264 Ozeta Terrace, Suite 102
West Hollywood, California 90069
(310) 709-8048

OATH OR AFFIRMATION

SeekingCapital Securities Corp.
West Hollywood, California

I, being a person duly authorized to administer affirmations for the corporation, affirm that, to the best of my knowledge and belief, the following are true:

1) The financial statements of SeekingCapital Securities Corp., filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, need not be audited based on paragraph (e) (1) (A) of Rule 17a-5 granting an exemption to brokers and dealers if "The securities business of such broker or dealer has been limited to acting as broker (agent) for the issuer in soliciting subscriptions for securities of such issuer, said broker has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and said broker has not otherwise held funds or securities for or owed money or securities to customers."
2) The accompanying financial statement and supporting schedules pertaining to the firm of SeekingCapital Securities Corp., as of December 31, 2002, are true and correct.
3) Neither the broker or dealer, nor any partner, officer, or director, as the case may be has any proprietary interest in any account classified solely as that of a customer.

Elizabeth A. Pagliarini
Executive Vice President

West Hollywood, California
February 20, 2003

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CASH			
	Checking/savings		$ 6,307.80
	TOTAL ASSETS		$ 6,307.80

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES			
	Accounts Payable		$ 179.00
SHAREHOLDERS' EQUITY			
	Dividend	$ (17,622.79)	
	Opening Balance Equity	$ 10,100.00	
	Refund	$ 98.00	
	Retained Earnings	$ 1,365.92	
	Net Income	$ 12,187.67	
			$ 6,128.80
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 6,307.80

See accompanying notes to financial statements

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 7,481.92
Engagement Fee	$ 4,915.75
TOTAL REVENUE	$ 12,397.67
OPERATING EXPENSES	
2003 NASD Renewals	$ 210.00
TOTAL EXPENSES	$ 210.00
NET INCOME	$ 12,187.67

See accompanying notes to financial statements

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-In Capital	Deficit	Total
Balance, December 31, 2001	$ 100	$ 10,000	$ (634)	$ 9,466
Capital Contributed			98	98
Capital Distributed			(15623)	(15623)
Net Income(Loss)			12188	12188
Balance, December 31, 2002	$ 100	$ 10,000	$ (3,971)	$ 6,129

See accompanying notes to financial statements

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 12,187.67
Depreciation	$ -
Refund	$ 98.00
Changes in operating assets and liabilities	
Accounts receivable	$ 2,849.92
Accounts payable	$ -
Net cash required by operating activities	$ 15,135.59
CASH FLOWS FROM INVESTING ACTIVITIES	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	
Distribution dividend	$ (15,622.79)
NET INCREASE IN CASH	$ (487.20)
CASH AT BEGINNING OF YEAR	$ 6,795.00
CASH AT DECEMBER 31, 2002	$ 6,307.80

See accompanying notes to financial statements

SEEKINGCAPITAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – ORGANIZATION

SeekingCapital Securities Corp. (the Company) is a Delaware corporation incorporated on August 22, 2000 and approved by the NASD on March 2. 2001. The Company is presently engaged in private placements. The Company does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a wholly owned subsidiary of Intersect Capital Corp. (parent company).

Revenue
All of the Company's revenue has come from one issuer and is recorded as cash is received.

Operating Expenses
The Company has an expense agreement with its parent company whereby the parent company will pay all overhead expenses and all Federal and state income taxes.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company has a net capital requirement of $5,000 and a net capital ratio of 0.3 to 1.

NOTE 4 – PROVISION FOR INCOME TAXES

A consolidated tax return is filed with its parent company.

NOTE 5 – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

reporting period. Actual results could differ from those estimates.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has an Expense Agreement with its parent company – Note 2.

SEEKINGCAPITAL SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15C3-1
December 31, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 6,128.80
Non allowable assets	$ -
NET CAPITAL	$ 6,128.80
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness	$ 11.00
Minimum dollar net capital required	$ 5,000.00
Net Capital required (greater of above amounts)	$ 5,000.00
EXCESS CAPITAL	$ 1,128.80
Excess net capital at 1000%	$ 6,111.00
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 179.00
Percentage of aggregate indebtedness to net capital	2.92%

RECONCILIATION

None required

See accompanying notes to financial statements